UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Acquires Arisa, S.A., a Spanish Press Machine Manufacturer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on August 25, 2015, in Kyoto, Japan

Nidec Acquires Arisa, S.A., a Spanish Press Machine Manufacturer

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it acquired a 100% ownership interest in Arisa, S.A. (“Arisa”), a leading press machine manufacturer based in Spain, from its founding families on August 24, 2015 (the “Transaction”).

1.

   Outline of New Subsidiary

(1)	Company Name:	Arisa, S.A.
(2)	Outline of Arisa, S.A.:
	(a) Headquarters:	Logroño, province of La Rioja, Spain
	(b) President:	Javier Aldama, the current president of Arisa, S.A., will remain in the same position after the Transaction
	(c) Subsidiary:	Arisa Servicio Tecnico, S.A.
	(d) Principal Business:	Development, manufacturing, sales and aftermarket services of large-sized servo press machines
	(e) Employees:	113 (as of March 31, 2015)
	(f) Sales in 2014 and estimate for 2015:	€20.4 million (Fiscal year ended December 31, 2014) €38.0 million (estimate for fiscal year ending December 31, 2015)

2.

　　Purpose of the Transaction and Future Operation Policy

The Transaction is intended to help one of the Company’s subsidiaries, Nidec-Shimpo Corporation (“Nidec-Shimpo”), to expand its technological and market reach in the global press machine market.

Nidec-Shimpo (Nagaokakyo City, Kyoto, Japan) manufactures and sells press machines under Kyori and Minster brands (FY2014 press machine sales: JPY 22.5 billion). In April 2012, Nidec-Shimpo merged with Nidec-Kyori Corporation (“Kyori”) which manufactures and sells high precision, high speed press machine with a press capacity ranging from 30 to 300 tons under Kyori brand for mainly electronic component and connector manufacturers. Also in April 2012, Nidec-Shimpo acquired Nidec Minster Corporation (“Nidec Minster” formerly The Minster Machine Company), a leading U.S. manufacturer of press machines founded in 1901. Nidec Minster manufactures and sells mid to large sized high speed, high rigidity press machines (100 to 1,650 tons), and has a leading global market share specifically in the food and beverage cans industry.

Arisa, founded in 1940, manufactures medium to extra-large, high-precision press machines capable of applying 250-2,500 tons of pressing force categorized as transfer presses, presses for progressive dies and servo presses, and has a strong customer base that primarily consists of tier-one and tier-two automotive component suppliers in Europe.

The Company expects the Transaction will effectively supplement the Company’s overall press machine business with Arisa’s competitive strengths, such as extra-large press machine technology geared toward the automotive industry, strong presence in the European market, and advantageous position in the servo press machine market, outlined in detail as follows:

(1)

Completing the wide range of product portfolio from small to mid-sized, high-speed, high-precision press machines with press capacity of around 10 tons to extra-large, high-precision, high-rigidity press machines capable of producing up to 2,500 tons of pressure force

(2)

Extensive customer base including the manufacturers of large-sized inner panel parts for automotive industry, adding to the Company’s existing customers that manufacture electronic components, beverage and food cans, motor core and small-sized automotive parts

(3)

New European manufacturing footholds added to the Company’s existing bases in Japan, United States and China enables to manufacture the press machines and provide maintenance and customer support services to our global customers across the world from the nearest location

(4)

Established sales channels mutually available to Minster, Kyori and Arisa

(5)

Proven technological edge in designing and manufacturing of servo press machines which can be mutually shared with Minster and Kyori

(6)

Comprehensive press machine technologies, ranging from high-speed precision presses to extra-large servo presses

Aligned with the Company’s ongoing strategic focus on its automotive business, the Transaction is also intended to enhance the Company’s brand exposure to the European automotive industry through Arisa’s established relationships with tier-one and tier-two automotive components suppliers in Europe.

3.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2016. The Company will make additional disclosure on a timely basis in accordance with the rules of the Tokyo Stock Exchange and the New York Stock Exchange upon determination of further details.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile and related product markets, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained and other risks relating to the successful consummation of the planned transaction, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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